Matthew B. Hemington

+1 650 843 5062

hemingtonmb@cooley.com

May 24, 2017

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Amanda Ravitz

Re:	SI-BONE, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted March 27, 2017

CIK No. 0001459839

Ladies and Gentlemen:

On behalf of SI-BONE, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated April 21, 2017 with respect to the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1, confidentially submitted on March 27, 2017. The Company is concurrently and confidentially submitting a revised draft Registration Statement on Form S-1, which includes changes that reflect the Comments (the “Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement, as filed on the date hereof.

U.S. legislative or FDA or foreign regulatory reforms, page 43

1.	Please update the disclosure in the third paragraph of this risk factor and the reference to Exhibit 4.2 on page II-2.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 43-44 of the Registration Statement and the reference to the Exhibit on page II-2.

Capitalization, page 60

2.	We see on page 61 that 4,103,090 shares of common stock issuable upon the exercise of the warrants outstanding as of December 31, 2016 will be excluded from the pro forma common shares outstanding calculation. Please reconcile the warrants underlying these shares of common stock to the warrants disclosed on page F-23 in Note 9.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the reference to 4,103,090 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2016 has been updated to 4,141,369 shares of common stock, issuable upon the exercise of warrants outstanding as of March 31, 2017, and are (i) on an as-converted basis and (ii) does not include the warrants to purchase 988,522 shares of Series 5 preferred stock that will be net exercised immediately prior to the closing of this offering. The Company has revised its disclosure on page 148 of the Registration Statement to reconcile the shares of common stock underlying the warrants on page 61 to the warrants disclosed on F-25 in Note 9.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

United States Securities and Exchange

Commission

May 24, 2017

Page Two

Dilution, page 62

3.	Please disclose how the numbers and percentages in the table on page 63 would change assuming the exercise of all outstanding options and warrants.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 64 of the Registration Statement.

Factors Affecting Results of Operations, page 65

4.	It appears your market share in the United States has declined since 2015 while the total market size for iFuse in the United States remains the same. It also appears that your revenues during prior fiscal years have increased only slightly. Please expand the disclosure in the third paragraph on page 66 and second paragraph on page 69 to clarify the reasons for the market share decline and how it impacted your results of operations. Ensure your disclosure addresses any known trends or uncertainties that are reasonably expected to have a material effect on your results of operations. Please also revise to clarify the effect that changes in price and/or volume had on the results you disclose.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s estimate of the Company’s share of the market for sacroiliac joint fusion devices changed primarily because the Company now relies on a different set of market data than the Company relied on in mid-2015. When the Company first confidentially submitted a draft registration statement on Form S-1 in August 2015, the Company relied on an August 2014 market report written by iData Research, a market research firm (the “iData Report”). The iData Report showed that the Company held a market share of 85%, developed primarily from a survey of device manufacturers and surgeons. Since 2015, the Company has begun procuring a quarterly report prepared by ECRI, a non-profit medical technology research organization, which includes market share estimates based on a sample of SI joint fusion procedures performed by over 1800 participating healthcare facilities across the U.S. The Company believes the ECRI data is a more accurate and factual analysis of the Company’s market share than the prior reports by iData Research which is outdated and based on subjective estimates. The ECRI data shows that the Company’s market share has consistently been in the 65% to 75% range, with more than a 50% lead over the next closest competitor, and that the market share lead the Company has over any single competitor has, if anything, increased during that period as the competitive field has expanded.

Sales and Marketing Expenses, page 69

5.	Your disclosure here refers to “lower headcount,” but your disclosure under “Revenue” indicates you expanded your direct sales force. Please revise to clarify the impact of headcount on your sales and marketing expenses.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 73 of the Registration Statement. The Company supplementally

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

United States Securities and Exchange

Commission

May 24, 2017

Page Three

advises the Staff that the Company’s international revenue has increased due to an expanded international direct sales force, whereas overall sales and marketing expenses have decreased partially due to a reduction in the size of the Company’s domestic sales force.

Our Strategy, page 83

6.	Please revise to discuss how the strategy you reference has maintained and enhanced your leadership position, given the disclosure indicating your market share in the United States has declined while the total market size for your iFuse product remains the same.

The Company respectfully acknowledges the Staff’s comment and directs the Staff to the Company’s response to Comment Number 4 above.

Manufacturing and Supply, page 106

7.	Please expand to discuss the nature your agreement with rms Company, which is to be filed as Exhibit 10.8. Please also clarify the nature of each party’s obligations under this agreement, as well as the agreement with Orchid. For example, while we note the disclosures on pages 21-22 regarding a lack of minimum manufacturing or purchasing obligations, it is unclear how the prices you pay for components is determined and how those prices effect your results of operations.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 112 of the Registration Statement.

Principal Stockholders, page 136

8.	Please revise to present the information in this section as of the most recent practicable date, consistent with Item 403 of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 143 of the Registration Statement.

Note 10. Stock Option Plan, page F-24

9.	You state in Item 15 on page II-3 that, “From June 2016 to March 2017, we issued and sold an aggregate of 46,447,468 shares of our Series 7 preferred stock at $0.56 per share.” We see from your disclosure in this Note that the weighted average exercise price of options issued is significantly less than the selling price of your preferred stock during the same period and less than the exercise price of options issued during 2015. In order to assist us in evaluating your stock-based compensation, please provide us with the following information for each date you granted stock options in 2016 and the subsequent periods:

•	Date of grant;

•	Number of shares issuable under the grants;

•	Exercise price per share;

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

United States Securities and Exchange

Commission

May 24, 2017

Page Four

•	Any restriction or vesting terms;

•	Management’s estimate of the fair value of the underlying ordinary share;

•	How management determined the fair value estimate;

•	How recent preferred share sales impacted the fair value estimate;

•	Nature of any relationship between you and the recipient;

•	Nature and terms of any concurrent transactions with the recipient; and

•	The amount of any compensation for the grant.

When pricing information for this offering is available, please tell us the significant reasons for any material differences between your last fair value determination and the mid-point of the estimated IPO price range including all material positive and negative events occurring during the period which could reasonably contribute to variances in fair value.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once an estimated IPO price range has been determined and with sufficient time for the Staff to review prior to the circulation of a preliminary prospectus.

Note 14. Net Loss Per Share of Common Stock, page F-30

10.	Please revise the filing to provide a table supporting the calculation of pro forma earnings per share and the pro forma weighted average-number of shares outstanding for all periods presented.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page F-35 of the Registration Statement.

*        *        *

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

United States Securities and Exchange

Commission

May 24, 2017

Page Five

Please contact me at (650) 843-5062 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

COOLEY LLP

/s/ Matthew B. Hemington

Matthew B. Hemington

cc:	Laura A. Francis, Chief Financial Officer, SI-BONE, Inc.

Michael A. Pisetsky, General Counsel, SI-BONE, Inc.

John T. McKenna, Cooley LLP

Michael Benjamin, Latham & Watkins LLP

Peter J. Sluka, Latham & Watkins LLP

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com